March 4, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re: Aclarion, Inc. (f/k/a “Nocimed, Inc.”) Draft Registration Statement on Form S-1

Submitted on October 25, 2021

File No. 333-262026

Dear Ladies and Gentlemen:

At the request of Aclarion, Inc. (f/k/a “Nocimed, Inc.”) (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 25, 2022 from Gary Guttenberg to Brent Ness, President and Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on January 6, 2022. We have publicly filed, simultaneously herewith, a registration statement on Form S-1(the “Registration Statement”), and have attached a marked copy of the Registration Statement indicating the changes that the Company has made to the draft Registration Statement.

Note: Please be advised that (a) as at December 3, 2021, the Company changed its name from “Nocimed, Inc.” to “Aclarion, Inc.”. Accordingly, the appropriate edits have been made to indicate the change; and (b) the financial statements have been updated to include the audit for the year ended 2021

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Registration Statement on Form S-1 filed January 6, 2022

Regulatory Filings, page 7

1.	We note your revised disclosure on page 7 in response to prior comment 9. Please revise to identify the legal firm that you reference in this section and file their consent to summarize portions of their letter. Refer to Securities Act Rule 436. Also, revise to provide context to counsel's "reasonable to conclude" statement by indicating whether the letter indicates a degree of uncertainty regarding the regulatory classification and the applicability of the exemption. In this regard, we note that it does not appear that counsel has provided a firm opinion that the product is not a device.

Response

We have revised the disclosure by deleting any reference to the legal firm in this Section and in the “Business”, “Government Regulation” section of the prospectus.

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Capitalization, page 60

2.	You disclose that all share and per share amounts set forth have been presented on a retroactive basis to reflect a 1-for-5.29 reverse stock split. Please clarify whether this reverse stock split has actually occurred and if not, your basis for providing retroactive adjustment throughout the prospectus. To the extent that the reverse stock split has occurred, please ensure that your historical financial statements for each period presented are retroactively adjusted in accordance with ASC 505-10-S99-4.

Response

Please be advised that the reverse stock split (“RSS”) has not occurred. The RSS will occur immediately prior to the closing of the offering.

After considering the guidance of ASC 505-10-S99-4, the Company did not retroactively reflect the anticipated stock split in its historical consolidated financial statements, as a change to the Company’s capital structure has not yet occurred. The Company has revised the introduction to the Capitalization section and other pro-forma common stock presentations throughout the document to clarify the intended timing of the RSS.

Compensation of Our Executive Officers, page 105

3.	Please revise to provide executive compensation information for the fiscal year ended December 31, 2021.

Response

The executive compensation table has been revised to include information for fiscal year ended December 31, 2021

Financial Statements

Note 1. The Company and its Significant Accounting Policies

Net Loss Per Common Share, page F-12

4.	Please explain why you removed previously provided disclosures regarding the treatment of potentially dilutive securities in your calculation of EPS or restore such disclosures in accordance with ASC 260-10-50-1(c).

Response

The staff’s comments are duly noted and the referenced disclosures have been restored.

Note 3. Restatement of Previously Issued Financial Statements, page F-13

5.	With the restatement of previously issued financial statements, please tell us whether you identified a material weakness in your internal control over financial reporting. Please also include a risk factor describing any material weaknesses identified, the restatement that resulted, and any associated remediation procedures and related time frame.

Response

The material weakness related to internal control over financial reporting is now included as an additional risk factor under the header: “Risks related to financial, operational, commercial and manufacturing matters.”

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Note 8. Short Term Notes and Convertible Debt

NuVasive, Inc. Convertible Note and SAFE Agreement, page F-17

6.	It appears that your Future Preferred Equity Commitment balance of $5,201,977 as of September 30, 2011 includes $2 million related to the SAFE Agreement entered into with Nuvasive. Please tell us how you determined that this liability should not be measured at fair value each period with gains and losses recognized in earnings. Refer to the authoritative literature upon which you relied, including your consideration of whether this agreement met the requirements for derivative accounting under ASC 815. Please also address your disclosure on page 73 which states that as you did not raise $10 million in new capital before June 30, 2021, you agreed to issue 1,584,660 Series B-2 preferred shares to Nuvasive under the SAFE agreement. Explain how the $2 million carrying value of the SAFE liability represents the fair value of the preferred shares to be issued.

Response

As noted above, the registration statement on Form S-1 now reflects the Company’s financial statements as of December 31, 2021.

On December 3, 2021 the Company issued the Series B-2 and B-3 preferred shares, resulting in the extinguishment of the SAFE liability. As further described below, this liability was marked to fair value until the Series B-2 and B-3 preferred shares were issued on December 3, 2021.

In February 2020, the Company issued to NuVasive the right to the Company’s preferred shares subject to the terms of a $2 million “SAFE” (Simple Agreement for Future Equity). The SAFE provided that NuVasive would receive $2 million of capital stock if the Company would raise a minimum of $10.0 million of new capital on or before December 31, 2020, which was later extended to June 30, 2021. If the $10.0 million was not raised, the Company would issue shares of preferred stock to NuVasive.

The Company historically has measured the SAFE at fair value. The Company initially recorded the SAFE as a liability, measured at $2 million when issued. The fair value of the SAFE remained unchanged at $2 million, until June 30, 2021, as the terms of the SAFE entitled NuVasive to receive a variable number of shares with an aggregate value of $2 million upon the occurrence of a Qualifying Offering, as defined.

As the Qualifying Offering did not occur, the Company subsequently became obligated to issue a fixed number of shares of Series B-2 Preferred Stock at June 30, 2021. The number of shares of Series B-2 Preferred Stock to be issued to NuVasive was based upon arms-length negotiation of the derived per-share value based on the fully diluted enterprise valuation of the Stock to be issued, valued at $2 million (a per-share value of $1.2621) at June 30, 2021. This was consistent with earlier transactions in the Company’s preferred stock, and further supported by pre-IPO valuations of the Company’s equity as a private enterprise.

The Company did not have shares of Series B-2 Preferred Stock authorized for issuance to NuVasive until December 3, 2021. Under U.S. GAAP (ASC 815-40-25-10), net-cash settlement may be assumed if an entity has insufficient authorized and unissued shares to settle the contract. In such situations, we understand that these contracts typically would be accounted for as a liability and marked to fair value through earnings each period.

In response to the staff’s comment, the Company completed a valuation of the Series B-2 and B-3 Preferred Stock at September 30, 2021 and December 3, 2021. At September 30, 2021, the $5.2 million Future Preferred Equity Commitment was adjusted to $7.3 million, resulting in a $2.1 million charge to earnings. On the issuance date of the Series B-2 and B-3 preferred shares at December 3, 2021, the Future Preferred Equity Commitment was adjusted to $7.1 million before settlement. The Company a recorded a gain in earnings of $0.2 million during the fourth quarter of 2021. The Company has further included expanded disclosure for the fair value accounting treatment of the SAFE and the associated liability to issue shares.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham

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